AGROFRESH SOLUTIONS, INC.
DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary of the material terms of the securities of AgroFresh Solutions, Inc., a Delaware corporation (“we,” “us,” “our” or “the company”), is not intended to be a complete summary of the rights and preferences of such securities and is subject to and qualified by reference to our second amended and restated certificate of incorporation, as amended (the “Charter”), our amended and restated bylaws, as amended (the “Bylaws”), and the warrant agreement, dated as of February 12, 2014, between the company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), in each case incorporated by reference as exhibits to the company’s Annual Report on Form 10-K for the year ended December 31, 2019 (the “Report”), and applicable Delaware law, including the Delaware General Corporation Law (the “DGCL”). We urge you to read the Charter, the Bylaws and the Warrant Agreement in their entireties for a complete description of the rights and preferences of our securities.

The capital stock authorized by the Charter consists of 400,000,000 shares of common stock, par value $0.0001 per share, 100,000,000 shares of non-voting common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of common stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of common stock are entitled to one vote per share on matters to be voted on by stockholders. Holders of non-voting common stock will have no voting rights with respect to their shares of non-voting common stock.

Conversion

Pursuant to the terms of the Investor Rights Agreement, dated July 31, 2015, to which the company and The Dow Chemical Company (“TDCC”) are parties, TDCC has the right to elect to convert all or any portion of the shares of our common stock owned by it into a like number of shares of our non-voting common stock.

The Charter provides that each share of non-voting common stock shall automatically, and without any action on the part of the company or the holder of such share, be converted into one share of common stock (1) immediately upon the transfer, sale, assignment or conveyance of a share of non-voting common stock to a person or entity other than TDCC, or a person or entity over which TDCC has control, or (2) immediately prior to the effective time of any merger or consolidation of the company with or into any other corporation or other entity pursuant to which the shares of common stock are converted into shares or other securities of the surviving or resulting corporation or other entity or cash, property, rights or securities of any other corporation or entity.

Dividends

Holders of common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock.